

February 2, 2011

Mr. Kenneth L. Dumas
Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

> **Re: Chase Corporation**
> **Form 10-K for the year ended August 31, 2010**
> **Filed November 15, 2010**
> **File No. 001-09852**

Dear Mr. Dumas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Goodwill, page 32

1.   Please tell us the reporting units that you have identified when testing your goodwill for impairment.

Note 8 – Operating Leases

2.   With a view towards clarifying disclosure, please explain to us how you are accounting for the sale lease back of your property in Evanston Il. We note you have deferred the gain but it is unclear whether you continue to report the property on your balance sheet and the associated depreciation within your income statement. Also explain to us your business purpose for entering into this transaction.

Note 11 – Segment Data, page 52

3.   We note on page 35 that the Company views its operations and manages its business as
        one operating segment. We also note that you identify wire and cable, electronic
        coatings, pipeline & construction, and specialty products as separate product lines within
        the specialized manufacturing segment. It is unclear to us how your chief operating
        decision maker is able to make resource allocation decisions and assess performance
        without reviewing the results of operations at a level lower than the entire company.
        Please explain and describe for us, in sufficient detail, your consideration of the guidance
        for identifying operating segments in ASC 280-10-50 and how you have applied this
        guidance to your operations and corporate structure. Also, please identify for us your
        chief operating decision maker and provide us an organizational chart that summarizes
        your corporate structure, including each of your divisions, the respective division
        managers, and to whom that they report.

Definitive Proxy Statement filed on December 23, 2010

Compensation Discussion and Analysis, page 12

4.   You disclose on page 17 that your equity incentive plan uses an EPS target, but you do
        not disclose the target value. Please disclose the EPS target and your achievement levels
        for the target. Refer to your response letter dated March 13, 2009 and your response to
        comment six from our letter dated February 27, 2009.

5.   On page 18, you disclose that, beginning in fiscal 2008, you have awarded restricted
        stock with performance and time-vesting provisions that equity award participants can
        vote and receive dividends on before the vesting period. Please discuss why you have
        provided these rights prior to vesting and how these provisions impact your compensation
        policies regarding at-risk pay, rewarding performance and assisting retention. Disclose
        whether your named executive officers are required to repay dividends in the event the
        performance or time-based conditions are not met.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director